Mail Stop 4561
Via Fax (408) 576-7106

October 23, 2008

Paul Read
Chief Financial Officer
Flextronics International LTD.
2090 Fortune Drive
San Jose, CA 95131

       Re: **Flextronics International LTD.**
              Form 10-K for the Fiscal Year Ended March 31, 2008
              Filed on May 23, 2008

              Definitive Proxy Statement on Schedule 14A
              Filed on July 29, 2008

              Form 10-Q for the Fiscal Quarter Ended June 27, 2008
              Filed on August 5, 2008
              File No. 000-23354

Dear Mr. Read:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief